[redacted]

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
122

SECURITI N

10028121

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ANNUAL AUDITED REPORT
FORMX-17A-5
PART III

SEC FILE NUMBER
8-68117

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANOR Private Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Larchmont Avenue
(No. and Street)

Larchmont	NY	10538-4235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report"[1]

LEONARD ROSEN & COMPANY, P.C.
(Name - *if individual, state last, first, middle name*)

15 MAIDEN LANE, ROOM 505	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant D Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, John Daly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manor Private Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

X [signature]
Signature

Managing Member
Title

X [signature]
Notary Public

ALAN J. BERK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-4874265
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES OCT. 27, 20 10

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Changes in Financial Condition.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (1) An Oath or Affirmation.
(x) (m) A copy of the SI PC Supplemental Report.
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER OF MANOR PRIVATE CAPITAL, LLC

We have audited the accompanying statement of financial condition of Manor Private Capital, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manor Private Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leonard Rosen + Company, P.C.

New York, NY
February 26, 2010

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and Cash Equivalents	$169,246
Fixed Assets, net of Related Allowance for Depreciation of $3,681	14,725
Leasehold Improvements, net of Related Allowance for Amortization of $1,029	27,263
Organization Expense	42,135
	$253,369

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable	$24,283
Accrued Expenses Payable	8,000
	32,283
Member's Equity	221,086
	$253,369

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2009

Income:	
Fee Income	$1,126,979
Interest Income	257
	1,127,236
Expenses:	
Travel and Entertainment	9,605
Telephone	8,507
Regulatory Expenses	6,572
Depreciation and Amortization	15,244
Computer Services	3,747
Professional Fees	69,654
Office	3,240
Miscellaneous	14,338
	130,907
Net Income	$996,329

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Balance - Beginning of Year	$59,757
Net Income	996,329
Additional Capital Contributions	90,000
Distributions to Member	(925,000)
Balance - End of Year	$221,086

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Income	$996,329
Adjustments to Reconcile Net Income to Cash From (Used in) Operating Activities:	
Depreciation and Amortization	15,244
Increase (Decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	6,501
Net Cash From (Used For) Operating Activities	1,018,074
Cash Flows From (Used For) Investing Activities:	
Fixed Asset Additions	(18,407)
Leasehold Improvements Additions	(28,292)
Net Cash From (Used For) Investing Activities	(46,699)
Cash Flows From (Used For) Financing Activities:	
Additional Capital Contibutions	90,000
Distributions to Member	(925,000)
Net Cash From (Used For) Financing Activities	(835,000)
Net Cash Increase (Decrease) for the Year	136,375
Cash and Equivalents - Beginning of Year	32,871
Cash and Equivalents - End of Year	$169,246

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2009

1. Organization of the Company

The Company is a Broker Dealer licensed and regulated by the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and is exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company structures securities of domestic and foreign corporate issuers and places them with institutional investors in the United States private placement market. The Company also provides financial advisory services to corporate clients in the United States and abroad.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Income Taxes

As a Limited Liability Company the Company is not subject to Income Taxes. Any income earned flows directly to the Member who is taxed on that amount.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2009, the Company's net capital of $136,963 was $131,963 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 23.6 %.

4. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

5. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

6. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2009 and February 26, 2010, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

MANOR PRIVATE CAPITAL, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
December 31, 2009

Balance - Beginning of Year	$ -0-
Additions or Withdrawals	-0-
Balance - End of Year	$ -0-

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

MANOR PRIVATE CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1

DECEMBER 31, 2009

Shareholder's Equity		$221,086
Non Allowable Assets:		
Fixed Assets		(14,725)
Leasehold Improvements		(27,263)
Organization Expense		(42,135)
Total Capital Before Charges		136,963
Charges to Net Capital		-0-
Net Capital		$136,963
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000		5,000
Capital in Excess of all Requirements		$131,963
Capital Ratio (Maximum Allowance 1,500%)		
(*) Aggregate Indebtedness	32,283 =23.6%	
Divided by Net Capital	136,963	
(*) Aggregate Indebtedness		
Accounts Payable	$24,283	
Accrued Expenses Payable	8,000	
	$32,283	

* NO MATERIALDIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL AND COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Member
Manor Private Capital, LLC

Gentlemen:

In planning and performing our audit of the financial statements of Manor Private Capital, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Manor Private Capital, LLC to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leonard Rosen & Company, P.C.

New York, New York
February 26, 2010

MANOR PRIVATE CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

LEONARD ROSEN & COMPANY, P. C.

Certified Public Accountants

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
122

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
Manor Private Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by manor Private Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Manor Private Capital, LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2009, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen + Company, P.C.

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068117 FINRA DEC
Manor Private Capital LLC
10 Larchmont Ave
Larchmont NY 10538-4235

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph Sipkin 212-571-0064

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2662

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

11/25/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2512

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,512

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Manor Private Capital LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,126,979
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	62,304
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	62,304
2d. SIPC Net Operating Revenues	$ 1,064,675
2e. General Assessment @ .0025	$ 2662

(to page 1 but not less than $150 minimum)